October 17, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Washington. D.C. 20549
Attn: Jay Webb, Reviewing Accountant

        RE:     Guided Therapeutics, Inc.
                    Form 10-Q for the quarter ended March 31, 2008
                    Filed October 1st, 2008
                    File No. 000-22179

Dear Mr. Webb,

This letter is in response to your letter addressed to me, dated October 9, 2008, regarding comments of the Staff of the Securities and Exchange Commission (the "Commission") relating to the above-referenced filing (the "Filing") of Guided Therapeutics, Inc. (the "Company").

As directed in your letter, this letter repeats each of the Staff's comments (in italics), followed by our responses and supplemental information.

Form 10-Q for the quarter ended March 31, 2008

Consolidated Statements of Operations, page 4
  In future filings, please revise your Consolidated Statements of Operations to present a line item for Net Loss.

Response: Our future filings will be revised to present a line item for Net Loss on our Consolidated Statements of Operations.

Form 10-Q for the quarter ended March 31, 2008
  Please tell us when you intend to file your Form 10-Q for the quarter Ended June 30, 2008.

Response: Our Form 10-Q for the quarter Ended June 30, 2008 is slated to be filed by Friday October 31, 2008.

* * * * *

Division of Corporation Finance
United States Securities and
Exchange Commission
October 17, 2008

In connection with responding to your comments, on behalf of the Company, I hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Thank you for your consideration of our response. Please contact me directly at (770) 242-8723 to discuss any questions or concerns related to our response. We look forward to clearing these comments to your satisfaction in a timely manner.

  Sincerely,

  /s/ Mark L. Faupel

  Mark L. Faupel, Ph.D.
  President, Chief Executive Officer and
  acting Chief Financial Officer